SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2013

PRANA BIOTECHNOLOGY LIMITED
(Name of Registrant)

Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-174278 and 333-190908).

PRANA BIOTECHNOLOGY LIMITED
(a development stage enterprise)

On August 30, 2013, Prana Biotechnology Limited (the “Company”) entered into Amendment No. 1 (“Amendment No. 1”) to its At-The-Market Issuance Sales Agreement dated July 13, 2011 (together with Amendment No. 1, the “Agreement”) with MLV & Co. LLC (formerly, McNicoll, Lewis & Vlak LLC), as sales agent (the “Agent”), to expand the Company’s at-the-market equity program to sell up to an additional $47,184,000 of shares, represented by American Depositary Shares (“ADSs”).

Subject to the terms and conditions of the Agreement, the Agent will use its commercially reasonable efforts to sell the ADSs from time to time, based upon the Company’s instructions. The Company has provided the Agent with customary indemnification rights, and the Agent will be entitled to a commission at a fixed commission rate of 3.0% of the gross sales price per shares sold.

Sales of the ADSs, if any, under the Agreement may be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made by means of ordinary brokers’ transactions, including on the NASDAQ Capital Market, at market prices or as otherwise agreed with the Agent. The Company has no obligation to sell any of the ADSs, and may at any time suspend offers under the Agreement or terminate the Agreement.

The Shares will be issued pursuant to the Company’s previously filed and effective Registration Statements on Form F-3 (File Nos. 333-174278 and 333-190908).  On May 17, 2011, the Company filed a base Prospectus and on July 13, 2011, filed a Prospectus Supplement relating to the offering with the Securities and Exchange Commission. On August 30, 2013, the Company filed a Prospectus Supplement relating to the additional ordinary shares that may be issued under the amendment to the Agreement. This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Amendment No. 1 is filed as Exhibit 1.2 to this Report and the At-The-Market Issuance Sales Agreement dated July 13, 2011 is incorporated herein by reference. The description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement filed herewith as exhibits to this Report.

The opinion of the Company’s counsel regarding the validity of the ordinary shares that will be issued pursuant to the Agreement is also filed herewith as Exhibit 5.1.

Exhibits

1.1	At-The-Market Issuance Sales Agreement dated July 13, 2011 with MLV & Co. LLC. (formerly, McNicoll, Lewis & Vlak LLC) (1)

1.2	Amendment No. 1, dated August 30, 2013, to At-The-Market Issuance Sales Agreement with MLV & Co. LLC.

5.1	Opinion of Quinert Rodda & Associates Pty Ltd.

(1)	Filed as Exhibit No. 1.1 to Form 6-K of the Company, filed with the Securities and Exchange Commission on July 13, 2011 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prana Biotechnology Limited /s/Geoffrey P. Kempler By: Geoffrey P. Kempler Chief Executive Officer

Date: August 30, 2013

EXHIBIT INDEX

Exhibit No.             Description

1.1	At-The-Market Issuance Sales Agreement dated July 13, 2011 with MLV & Co. LLC. (formerly, McNicoll, Lewis & Vlak LLC) (1)

1.2	Amendment No. 1, dated August 30, 2013, to At-The-Market Issuance Sales Agreement with MLV & Co. LLC.

5.1	Opinion of Quinert Rodda & Associates Pty Ltd.

(1)	Filed as Exhibit No. 1.1 to Form 6-K of the Company, filed with the Securities and Exchange Commission on July 13, 2011 and incorporated herein by reference.